SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received today  the Official Letter No. 87/2017/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission, requesting clarifications regarding the article published by the newspaper "Valor Econômico" on February 13, 2017, entitled " Belo Monte depends on Eletrobras", as transcribed at the end of this announcement:

In compliance with the aforementioned Official Letter, the Company clarifies:

1.   The Eletrobras holds 15% (fifteen percent) of the share capital of the SPE Norte Energia S.A. ("SPE"), responsible for the plant of Belo Monte, while the Eletrobras’ subsidiaries Eletronorte - Centrais Elétricas do Norte do Brazil S/A ("Eletronorte") holds 19.98% (nineteen point ninety-eight percent) and Companhia Hidrelétrica do São Francisco (“Chesf”) holds 15% (fifteen percent);

2.   The SPE Shareholders' Agreement establishes a tag along clause and a preemptive right. So, in the event of sale of the control of the SPE, Eletrobras must be consulted, pursuant to the aforementioned Agreement, which haven’t occurred yet.

Rio de Janeiro, February 14, 2017.

Armando Casado de Araujo

Financial and Investor Relations Officer

Market Announcement

Free Translation of the Officla Letter 87°/2017/CVM/SEP/GEA-1

“Subject:  Request of clarification on news

Dear Sir,

1.      In refer to the news published on Fev 13, 2017, in the newspaper “Valor Econômico”, under the title "Belo Monte depends on Eletrobras" where are the following statements:

"The sale of a 50.02% stake of  SPC Norte Energia, planned by the company's private-sector investors, depends on Eletrobras and its subsidiaries, which controls 49.98% of the hydroelectric damper plant. We received the information that the Eletrobras’ authorization is a condition established under the shareholders agreement of Norte Energia.

We also receive the information that Eletrobras should approve the transaction and could even sell its stake, as it plans to desinvest R$4.6 billion  in 2017.

In a statement, the state company said that it haven’t known about the negotiations relating to the sale of the control of Belo Monte. "If the majority shareholders sells its stake, the company will analyze whether or not it will exercise its right to tag along," it said. The case is similar to the SPC Santo Antonio. The measure to sale the stake of the SPC Santo Antonio by the controlling shareholders (Odebrecht, Andrade Gutierrez and Cemig) is ongoing. The sale is more advanced and should receive a firm proposal in March. Eletrobras is a minority.  [...]”

2.                 In view of the foregoing, we demand a statement from you regarding such news and possible impacts in the Company and possible comments on other important information regarding this matter.

3.                 Such statement should be issued via the Sistema Empresa.NET, category: Comunicado ao Mercado (Release to Market), type: Esclarecimentos sobre Consultas CVM/BOVESPA (Clarification regarding CVM/BOVESPA Consultations), subject: Notícia Divulgada na Mídia (News in the Media), including a transcript of this official letter.

4.                 We draw your attention to the fact that by order of the Superintendence of Business Relations and based on item II, article 9, of Act 6,385/76, and CVM Instruction No. 452/07, a punitive fine of R$ 1,000.00 (one thousand Brazilian reais) shall apply without prejudice to other administrative sanction in the event of non-compliance with the requirement contained in this official letter, submitted exclusively by e-mail, until Feb. 14, 2017, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction No. 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.